

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 7, 2007

Via Facsimile or U.S. Mail

Kathleen L. Quirk
Senior Vice President and Treasurer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

> **Re:** **McMoRan Exploration Co.**
> **Registration Statement on Form S-3**
> **Filed July 11, 2007**
> **File No. 333-144496**

Dear Ms. Quirk:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that we will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until all outstanding accounting comments have been addressed.

Form 10-K for the Year Ended December 31, 2006

Statements of Cash Flow, page 67

2.   Please remove the subtotal related to the net (increase) decrease in working capital reflected as a reconciling item within operating activities in your statements of cash flows. Such presentation is not provided for in SFAS 95.

3.   We note that you have presented changes in restricted cash outside of operating, investing, and financing activities. When restricted cash is presented separately in the balance sheet, it should not be included in cash and cash equivalents in the statement of cash flows. In addition, all cash flows must be presented as either an operating, investing, or financing activity. Please revise or advise.

Note 1. Summary of Significant Accounting Policies, page 71

Major Customers, page 75

4.   Please disclose revenues from transactions with a single external customer which amount to 10 percent or more of your total revenues and include the total amount of revenues from each such customer. Refer to paragraph 39 of SFAS 131.

Accumulated Comprehensive Loss, page 75

5.   We note that total comprehensive loss for the year ended December 31, 2006 includes a $1.273 million loss adjustment to apply SFAS 158. However, an adjustment to recognize the funded status of a pension and other postretirement benefit plan upon adoption of the recognition provisions of SFAS 158 should be presented as an adjustment to the ending balance of accumulated other comprehensive loss. Refer to paragraph 16a and Example 1 of Appendix A of SFAS 158.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Garrett Johnston at (202) 551-3334 or in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry
        G. Johnston

via facsimile:
        Douglas N. Currault II
        (504) 582-8583